EXHIBIT 5.1

July 17, 2003

Digital River, Inc.
9625 West 76th Street, Suite 150
Eden Prairie, Minnesota 55344

Re:	Underwritten Public Offering of up to 2,410,000 shares of the Common Stock, par value $0.01, of Digital River, Inc.

Ladies and Gentlemen:

You have requested our opinion in connection with the issuance and sale by Digital River, Inc., a Delaware corporation (the “Company”), of up to 2,410,000 shares of its Common Stock, par value $0.01 (the “Shares”), in a registered offering pursuant to an Underwriting Agreement, dated July 16, 2003, by and among the Company and the underwriters listed on Schedule I thereto (the “Underwriting Agreement”).  The issuance and sale of the Shares will be made under the Company’s registration statement on Form S-3 (No. 333-81626) originally filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2002 (the “Registration Statement”) and declared effective by the SEC on February 12, 2002.  This letter is being filed as an exhibit to the Company’s Current Report on Form 8-K, filed July 17, 2003 for incorporation by reference into the Registration Statement.

In connection with this opinion, we have examined the following documents:

1.         The Registration Statement;

2.         The Underwriting Agreement;

3.         The Company’s Amended and Restated Certificate of Incorporation, filed with the Secretary of State of Delaware on August 14, 1998, as amended by the Certificate of Amendment, filed September 20, 2000, and the Company’s Amended and Restated Bylaws, as certified by the an officer of the Company on July 16, 2003;

4.         The minute books of the Company provided to us by certain officers of the Company;

5.         Resolutions of the Company’s Board of Directors adopted July 14, 2003 and the Pricing Committee of the Board adopted July 16, 2003; and

6.         Certificates of public officials, officers of the Company and the Company’s transfer agent.

In rendering the opinion set forth below, we have assumed the legal capacity of individuals, that the signatures on all documents not executed in our presence are genuine, that all documents submitted to us as originals are authentic, that all documents submitted to us as reproduced or certified copies conform to the original documents and that all corporate records of the Company provided to us for review are accurate and complete. We have further assumed the due execution and delivery of all documents, where due execution and delivery are a prerequisite to the effectiveness thereof.

As to matters of fact material to our opinion, we have relied solely upon our review of the enumerated documents referred to in the second paragraph of this letter. We have assumed that the recitals of fact set forth in such documents are true, complete and correct on the date hereof. We have not independently verified any factual matters or the validity of any assumptions made by us in this letter and express no opinion with respect to such factual matters or assumptions. In rendering this opinion, we have considered only the Delaware General Corporation Law.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that, when issued, sold and delivered in accordance with the terms of the Underwriting Agreement, and for the consideration required thereby, the Shares will be validly issued, fully paid, and nonassessable.

Notwithstanding anything in this letter to the contrary, the opinion set forth above is given only as of the date hereof. We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

HOWARD, RICE, NEMEROVSKI, CANADY, FALK & RABKIN
A Professional Corporation

By:	/s/ Michael J. Sullivan
Michael J. Sullivan